SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-57
                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                           Tractaments de Juneda, S.A.
                       (Name of foreign utility company)

                                  Cinergy Corp.
   (Name of filing company, if filed on behalf of a foreign utility company)


The Commission is requested to mail copies of all communications relating to this Notification to:


David L. Wozny                                          George Dwight II
Vice President                                          Senior Counsel
Cinergy Global Resources, Inc.                          Cinergy Corp.
139 East Fourth Street                                  139 East Fourth Street
Ohio 45202                                              25AT2 Cincinnati
Cincinnati                                              Ohio 45202
                                                        Cincinnati

           Cinergy Corp. ("Cinergy"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Commission on behalf of Tractaments de Juneda, S.A., a corporation organized under the laws of Spain, that Tractaments de Juneda, S.A. is, and claims status as, a foreign utility company within the meaning of section 33 of the Act.

Item 1. Name of entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identification, to the extent known, of each person holding 5% or more of any class of voting securities of the foreign utility company and description of the amount and nature of the interest.

         The name of the company on whose behalf foreign utility company status is claimed is Tractaments de Juneda, S.A. ("Juneda"), a company incorporated in Spain, and its business address is Calle Major 13, Juneda, Lerida, Cataluna, Spain.

         Juneda is constructing 16.3 megawatts of electric biomass generation assets in Spain. Juneda's electric assets are located in northeastern Spain (Cataluna) and around Juneda, Lerida, Spain, and will supply electricity to FECSA, a local utility company in Spain (Endesa's affiliate).

         Juneda has an authorized share capital of 610.000.000 Spanish Pesetas, of which 610.000 shares, with a par value per share of 1,000 Pesetas, are issued and outstanding. Cinergy Renovables Ibericas, S.A., a company incorporated in Spain, and an indirect wholly-owned subsidiary of Cinergy Global Power, Inc. (the latter company being an indirect wholly-owned subsidiary of Cinergy), is the legal and beneficial owner of 91.500 shares (i.e., 15% of the issued share capital of Juneda). Cinergy Renovables Ibericas, S.A. is also the legal and beneficial owner of 48% of the share capital of Age Inversiones en Medio Ambiente, S.L., company which owns 103.700 shares of Juneda (17 % of the issued share capital of Juneda).

         The rest of the shareholders of Juneda are the following Spanish companies:

-------------------------------------------------------- -------------------- ---------------------
                      Shareholder                           Holding Size           % of Total
-------------------------------------------------------- -------------------- ---------------------
A. Ramaders de les Garrigues 1998, S.L.                        73,200                 12 %
-------------------------------------------------------- -------------------- ---------------------
SENER, Grupo de Ingenieria, S.A.                               207,400                34 %
-------------------------------------------------------- -------------------- ---------------------
Maquinaria, Depuracion y Servicios, S.A.                       12,200                 2 %
-------------------------------------------------------- -------------------- ---------------------
La Energia, S.A.                                               61,000                 10 %
-------------------------------------------------------- -------------------- ---------------------
Eficiencia Energetica S.A. (ICAEN)                             61,000                 10 %
-------------------------------------------------------- -------------------- ---------------------

Save for those persons referred to above Cinergy is not aware of any other person(s) holding directly or indirectly five percent (5%) or more of any class of voting securities of Juneda.

Item 2. Name of any domestic associate public utility company and, if applicable, its holding company, and description of the relationship between the foreign utility company and such company, and the purchase price paid by any domestic associate public utility company for its interest in the foreign utility company.

         The following domestic public utility companies, each of which is a direct or indirect wholly-owned subsidiary of Cinergy, are associate companies of Juneda: The Cincinnati Gas & Electric Company ("CG&E"), PSI Energy, Inc., The Union Light, Heat and Power Company ("Union"), Lawrenceburg Gas Company ("Lawrenceburg") and Miami Power Corporation ("Miami"). Union, Lawrenceburg and Miami are all direct wholly-owned subsidiaries of CG&E.

         None of the foregoing domestic public utility companies has made an investment in or has any contractual relationship with Juneda, nor is any such investment or contractual relationship contemplated.



                                    SIGNATURE

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer, duly authorized as of the date indicated below:


                                            CINERGY CORP.

                                            By: /s/Lisa Gamblin
                                                Vice President & Treasurer

Dated:  January 9, 2001